December 28, 2015	Seth K. Weiner 404-504-7664 sweiner@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Ms. Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Credit Property Trust V, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 31, 2015
File No. 333-189891

Dear Ms. Monick:

On behalf of Cole Credit Property Trust V, Inc. (the “Registrant”), please find transmitted herein for filing the Registrant’s responses to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated December 16, 2015 relating to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed March 31, 2015 (the “Form 10-K”).

Form 10-K for the fiscal year ended December 31, 2014

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Comment No. 1: We note that as of December 31, 2014, Walgreens accounted for 24% of your gross annualized rental revenue and that as of September 30, 2015, a tenant accounted for 19% of 2015 gross annualized rental revenue. Please tell us whether any groups of properties rented to a single tenant represent more than 20% of your total assets as of December 31, 2014. To the extent you do have a significant asset concentration leased to a single tenant, please tell us whether you have considered providing full audited financial statements of that tenant or including a statement referring investors to a publicly-available website with the lessee’s SEC filed financial information.

Response: The Registrant submits that the assets referenced in the Commission’s comment are triple net leased to their respective tenants. The Registrant further submits that it has been, and continues to be, engaged in a “blind pool” offering, as defined in Section 2325.1 of the Division of Corporation Finance Financial Reporting Manual (the “Manual”). As a result, the determination of asset concentration is

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MORRIS, MANNING & MARTIN, LLP

Ms. Jennifer Monick

Securities and Exchange Commission

December 28, 2015

based on both Section 2340 of the Manual (which references a 20% significance threshold) and Section 2305.5 of the Manual (which provides that this 20% significance threshold is measured against the Registrant’s total assets plus the proceeds (net of commissions) in good faith expected to be raised in the Registrant’s registered offering over the next 12 months). The Registrant notes that the percentages referenced in the Commission’s comment reflect measurements solely using the Registrant’s gross annualized rental revenue as of the applicable balance sheet date. However, for purposes of determining significance (and therefore, for determining whether the tenant’s financial statements are required to be filed), for the annual period ended December 31, 2014, the Registrant used its total assets as of December 31, 2014 plus the proceeds (net of commissions) the Registrant in good faith at that time expected to be raised in its registered offering over the next 12 months. Based on this calculation as of December 31, 2014, neither the leases to Walgreens nor any other group of properties leased to a single tenant exceeded the 20% significance threshold.

Note 4 – Real Estate Acquisitions, page F-14

Comment No. 2: We note you acquired 79 properties for approximately $384 million during 2014. We also note, from your Schedule III, that many of the properties were acquired on the same acquisition date on which other of the Registrant’s properties were acquired. Please clarify if there were properties acquired in a related or group transaction. If so, please tell us how you assessed materiality in the aggregate when individual properties were individually insignificant and how you assessed the need to provide financial statements pursuant to Rule 3-14 of Regulation S-X.

Response: The Registrant confirms that there were certain transactions during 2014 whereby the Registrant acquired more than one property or determined that multiple transactions involved the acquisition of properties that were “related,” as assessed by the Registrant pursuant to Note 2 to Section 2310.1 of the Manual. Specifically, if the properties were under common control or management, the acquisition of one property was conditioned on the acquisition of each of the other properties or each acquisition was conditioned on a single common event, the Registrant aggregated the transactions and assessed significance and the need for financial statements pursuant to Section 2325.3 of the Manual (as the Registrant was engaged in a “blind pool” offering, as defined in Section 2325.1 of the Manual, throughout 2014). After assessing its 2014 portfolio acquisitions and acquisitions of related properties at the time of those property acquisitions and on an ongoing basis, as applicable, the Registrant determined that none of these acquisitions were significant, and therefore the Registrant respectfully submits that no financial statements were required by Rule 3-14 of Regulation S-X in connection with the Registrant’s 2014 transactions.

* * * * *

Enclosed herewith is a written statement from the Registrant acknowledging that the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MORRIS, MANNING & MARTIN, LLP

Ms. Jennifer Monick

Securities and Exchange Commission

December 28, 2015

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc: Simon J. Misselbrook

COLE CREDIT PROPERTY TRUST V, INC.

December 28, 2015

VIA EDGAR

Ms. Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Credit Property Trust V, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 31, 2015
File No. 333-189891

Dear Ms. Monick:

In connection with the letter to the Securities and Exchange Commission (the “Commission”) of even date herewith relating to the above-referenced filing, Cole Credit Property Trust V, Inc. (the “Registrant”) hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 Annual Report on Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2015;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2014 Annual Report on Form 10-K; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cole Credit Property Trust V, Inc.

By:	/s/ Simon J. Misselbrook
Name:	Simon J. Misselbrook
Title:	Chief Financial Officer